02038334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

FIAT NEWS

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

Joint Press Release
FIAT, Banca di Roma, Intesa BCI, SanPaolo IMI

Fiat S.p.A. ("FIAT"), Banca di Roma, IntesaBCI and SanPaolo IMI (together "the Banks") announce the signing of an all-encompassing agreement which supports the strategic and industrial plans of FIAT. This agreement is open to the other main Italian credit institutions.
The agreement is based upon a further acceleration of the plan to relaunch the FIAT Group and a plan to restructure the business portfolio in line with the financial undertakings. The agreement, approved by the Committees or Boards of Directors of the banks and of FIAT and presented to the Bank of Italy, which has been aware and constantly kept informed of the progress of the operation, may be summarized as follows:

1) FIAT confirms the objectives set out in its plan to reduce net financial indebtedness. This plan foresees that net indebtedness will not exceed 3 billion euros as of December 31, 2002, which compares with the current 6.6 billion euros. Such objectives will be reached also through the already announced operations to list the shares of Ferrari and other asset disposals currently being prepared.
2) FIAT has also announced that, in case of a shortfall with respect to the announced objectives, the company will undertake to sell additional assets so as to meet the declared debt objectives. The Banks will guarantee for a three year period the possibility to issue additional FIAT ordinary shares with preemptive rights to FIAT shareholders for an amount up to 3 billion euros. The guarantee will take the form of a mandatory convertible facility in an equal amount immediately available to FIAT, primarily through the substitution of already existing short-term lines. At maturity, the financing will be converted into shares that will then be offered by the Banks to FIAT shareholders (which have preemptive rights according to Article 2441, 7 comma of the Italian Civil Code). The issue price of the ordinary shares will be equal to the arithmetic average between 15.5 euros and the weighted average of the stock exchange price of the last 6 months prior to the underwriting date. If the financial indebtedness in the period were to be reduced stably at the levels foreseen in the plan, FIAT will be able to repay even partially the financing and therefore will not execute the capital increase.
3) The Banks have offered to acquire 51% of the financial services activities of FIAT Auto, in compliance, however, with the existing agreements between FIAT and General Motors on such activities. The sale would permit FIAT to reduce its gross financial indebtedness by over 8 billion euros against its consumer credit activities that would remain, in any event, commercially managed by FIAT.

The guarantee of the Banks for a possible recapitalisation, the immediate availability of medium-term funds through the substitution of already existing (primarily short-term) lines, the substantial reduction of the gross indebtedness following the sale of 51% of the consumer credit activities, the readiness of FIAT to eventually dispose other assets, where necessary to achieve the announced objectives, will permit the FIAT Group to concentrate on the execution and the implementation of its industrial plans.

Turin, May 28, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2002

FIAT S.p.A.

BY: ______________________

James W. Kennedy

Power of Attorney